UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    Under the Securities Exchange Act of 1934

                    INFORMATION TO BE INCLUDED IN STATEMENTS
          FILED PURSUANT TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1)*


                          Energy XXI (Bermuda) Limited
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    G10009101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  May 25, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [_] Rule 13d-1(b)

         [X] Rule 13d-1(c)

         [_] Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

==================================================
               CUSIP NO. G10009101                                      13G
==================================================

============== =================================================================
1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Sunrise Equity Partners, LP                                    55-0843670
--- ----------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a)    |_|
                                                                      (b)    |X|
--- ----------------------------------------------------------------------------
3      SEC USE ONLY
--- ----------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
================================================== ======== ====================
 NUMBER OF                   5       SOLE VOTING POWER
                                     5,000,001
 SHARES
                          ------------------------------------------------------
 BENEFICIALLY                6       SHARED VOTING POWER
                                     0
 OWNED BY
                          ------------------------------------------------------
 EACH                        7       SOLE DISPOSITIVE POWER
                                     5,000,001
 REPORT   REPORTING
                          ------------------------------------------------------
 PERSON                      8       SHARED DISPOSITIVE POWER
                                     0
 WITH
================================================== ======== ====================
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       5,000,001
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.94%(1)
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON (See Instructions)
       PN
============= ==================================================================

                      SEE INSTRUCTIONS BEFORE FILLING OUT!



-----------------------
(1) On the basis of 84,049,115 shares of Common Stock reported by the Company to be issued and outstanding as of March 23, 2007 in the Company's latest Report on Form S-1/A, as filed with the Securities and Exchange Commission on April 4, 2007.

==================================================
               CUSIP NO. G10009101                                      13G
==================================================

============== =================================================================
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Level Counter, LLC                                                55-0843665
--- ----------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a)    |_|
                                                                      (b)    |X|
--- ----------------------------------------------------------------------------
3   SEC USE ONLY
--- ----------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
============== =================================================================
NUMBER OF                 5       SOLE VOTING POWER
                                  5,000,001
SHARES
                                -------- ---------------------------------------
BENEFICIALLY              6       SHARED VOTING POWER
                                  0
OWNED BY
                                -------- ---------------------------------------
EACH                      7       SOLE DISPOSITIVE POWER
                                  5,000,001
REPORT   REPORTING
                                -------- ---------------------------------------
PERSON                    8       SHARED DISPOSITIVE POWER
                                  0
WITH
============= ==================================================================
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    5,000,001
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    5.94%(2)
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON (See Instructions)
    OO
============= ==================================================================

                      SEE INSTRUCTIONS BEFORE FILLING OUT!



---------------------------
(2) On the basis of 84,049,115 shares of Common Stock reported by the Company to be issued and outstanding as of March 23, 2007 in the Company's latest Report on Form S-1/A, as filed with the Securities and Exchange Commission on April 4, 2007.

==================================================
               CUSIP NO. G10009101                                      13G
==================================================

============== =================================================================
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Nathan A. Low
--- ----------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a)    |_|
                                                                      (b)    |X|
--- ----------------------------------------------------------------------------
3   SEC USE ONLY
--- ----------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION
                                                    USA
============== =================================================================
NUMBER OF                 5       SOLE VOTING POWER
                                  11,937,524
SHARES
                          ------------------------------------------------------
BENEFICIALLY              6       SHARED VOTING POWER
                                  5,000,001
OWNED BY
                          ------------------------------------------------------
EACH                      7       SOLE DISPOSITIVE POWER
                                  11,937,524
REPORT   REPORTING
                          ------------------------------------------------------
PERSON                    8       SHARED DISPOSITIVE POWER
                                  5,000,001
WITH
============= ==================================================================
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    16,937,525 (see Item 4)
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    20.15%(3)
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON (See Instructions)
    IN
============= ==================================================================

                      SEE INSTRUCTIONS BEFORE FILLING OUT!



---------------------
(3) On the basis of 84,049,115 shares of Common Stock reported by the Company to be issued and outstanding as of March 23, 2007 in the Company's latest Report on Form S-1/A, as filed with the Securities and Exchange Commission on April 4, 2007.

==================================================
               CUSIP NO. G10009101                                      13G
==================================================

============== =================================================================
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Amnon Mandelbaum
--- ----------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a)    |_|
                                                                      (b)    |X|
--- ----------------------------------------------------------------------------
3   SEC USE ONLY
--- ----------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION
    USA
============== =================================================================
NUMBER OF                 5       SOLE VOTING POWER
                                  3,228,804
SHARES
                          ------------------------------------------------------
BENEFICIALLY              6       SHARED VOTING POWER
                                  5,000,001
OWNED BY
                          ------------------------------------------------------
EACH                      7       SOLE DISPOSITIVE POWER
                                  3,228,804
REPORT   REPORTING
                          ------------------------------------------------------
PERSON                    8       SHARED DISPOSITIVE POWER
                                  5,000,001
WITH
============= ==================================================================
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    8,228,805 (See Item 4)
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    9.79%(4)
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON (See Instructions)
    IN
============= ==================================================================

                      SEE INSTRUCTIONS BEFORE FILLING OUT!



--------------------------
(4) On the basis of 84,049,115 shares of Common Stock reported by the Company to be issued and outstanding as of March 23, 2007 in the Company's latest Report on Form S-1/A, as filed with the Securities and Exchange Commission on April 4, 2007.

==================================================
               CUSIP NO. G10009101                                      13G
==================================================

============== =================================================================
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Marilyn Adler
--- ----------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a)    |_|
                                                                      (b)    |X|
--- ----------------------------------------------------------------------------
3   SEC USE ONLY
--- ----------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION
    USA
============== =================================================================
NUMBER OF                  5       SOLE VOTING POWER
                                   0
SHARES
                           -----------------------------------------------------
BENEFICIALLY               6       SHARED VOTING POWER
                                   5,000,001
OWNED BY
                           -----------------------------------------------------
EACH                       7       SOLE DISPOSITIVE POWER
                                   0
REPORT   REPORTING
                           -----------------------------------------------------
PERSON                     8       SHARED DISPOSITIVE POWER
                                   5,000,001
WITH
============= ==================================================================
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    5,000,001 (See Item 4)
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    5.94%(5)
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON (See Instructions)
    IN
============= ==================================================================

                      SEE INSTRUCTIONS BEFORE FILLING OUT!



-------------------------
(5) On the basis of 84,049,115 shares of Common Stock reported by the Company to be issued and outstanding as of March 23, 2007 in the Company's latest Report on Form S-1/A, as filed with the Securities and Exchange Commission on April 4, 2007.

Item 1(a).        Name of Issuer:

      Energy XXI (Bermuda) Limited (the "Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:

      Canon's Court, 22 Victoria Street, PO Box HM 1179, Hamilton HM EX, Bermuda

Item 2(a).        Name of Person Filing:

      Sunrise Equity Partners, LP ("SEP"), Level Counter, LLC ("LC"), Nathan A. Low, Amnon Mandelbaum and Marilyn Adler (collectively, the "Reporting Persons")

Item 2(b).        Address of Principal Business Office or, if None, Residence:

      641 Lexington Avenue, 25 Floor, New York, New York 10022

Item 2(c).        Citizenship:

      SEP and LC's place of organization is Delaware.

      Messrs. Low and Mandelbaum and Ms. Adler are citizens of the United States of America.

Item 2(d).        Title of Class of Securities:

      This statement on Schedule 13G is being filed with respect to Common Stock, par value $0.001 (the "Common Stock") of the Issuer.

Item 2(e).        CUSIP Number:

         G10009101

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
                  Not Applicable


      (a)      [ ]      Broker or dealer registered under Section 15 of
                        the Exchange Act.

      (b)      [ ]      Bank as defined in Section 3(a)(6) of the
                        Exchange Act.

      (c)      [ ]      Insurance company as defined in Section 3(a)(19)
                        of the Exchange Act.

      (d)      [ ]      Investment company registered under Section 8 of
                        the Investment Company Act.

      (e)      [ ]      An investment adviser in accordance with Rule
                        13d-1(b)(1)(ii)(E).

      (f)      [ ]      An employee benefit plan or endowment fund in
                        accordance with Rule 13d-1(b)(1)(ii)(F).

      (g)      [ ]      A parent holding company or control person in
                        accordance with Rule 13d-1(b)(1)(ii)(G).

      (h)      [ ]      A savings association as defined in Section 3(b)
                        of the Federal Deposit Insurance Act.

      (i)      [ ]      A church plan that is excluded from the
                        definition of an investment company under Section
                        3(c)(14) of the Investment Company Act.

      (j)      [ ]      Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Rule 13d-1(c), check this box. [XX]

Item 4.           Ownership

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a) The aggregate number of shares owned by the joint filers is 19,186,329 and the amounts beneficially owned individually are:

                        Sunrise Equity Partners, LP: 5,000,001
                        Level Counter, LLC: 5,000,001
                        Nathan A. Low: 16,937,525 (1)(4)
                        Amnon Mandelbaum: 8,228,805 (2)(4)
                        Marilyn Adler: 5,000,001 (3)(4)

      (1) The total amount beneficially owned by Mr. Low includes (i) 2,695,303 common shares underlying warrants owned by Mr. Low, (ii) 6,193,776 common shares underlying 2,064,592 unit purchase options owned by Mr. Low, (iii) 20,000 common shares and 500,001 common shares underlying unit purchase options owned by Sunrise Securities Corp. ("SSC"), (iv) 2,059,167 shares of common stock and 2,940,834 common shares underlying warrants owned by SEP, (v) 1,548,444 common shares underlying 516,148 unit purchase options owned by Sunrise Foundation Trust ("SFT") and (vi) 980,000 common shares underlying warrants owned by the Nathan A. Low ROTH IRA, for which Mr. Low serves as trustee. Mr. Low disclaims beneficial ownership of all of the securities of the Company owned by SFT and SEP (other than Mr. Low's ownership of securities of the Issuer as a result of his ownership of limited partnership interests of SEP). Mr. Low is the sole shareholder of SSC. Mr. Nathan Low is one of two trustees (the other trustee is his wife, Mrs. Lisa Low) of SFT. Nathan Low is an employee of SSC and received his holdings as investment banking compensation, other than the 2,695,303 common shares underlying warrants which were acquired from purchases on the open market and other than the 20,000 shares of common stock also purchased on the open market.

      (2) The total amount beneficially owned by Mr. Mandelbaum includes (i) 3,228,804 common shares underlying 1,076,268 unit purchase options owned by Mr. Mandelbaum and (ii) 2,059,167 shares of common stock and 2,940,834 common shares underlying warrants owned by SEP. Mr. Mandelbaum disclaims beneficial ownership of all of the securities of the Issuer owned by SEP (other than Mr. Mandelbaum's ownership of securities of the Issuer as a result of his ownership of limited partnership interests of SEP). Amnon Mandelbaum is an employee of SSC and received his holding as investment banking compensation.

      (3) Ms. Adler disclaims beneficial ownership of all the securities of the Issuer owned by SEP.

      (4) LC is the general partner of SEP, and LC controls the investment power with respect to the securities of the Issuer owned by SEP. The investment decisions of LC, the power to direct the vote and the power to direct the disposition of the Issuer shares require the unanimous vote of all three of Ms. Adler, Mr. Low and Mr. Mandelbaum.

      (b) The aggregate percent of the class is 24% and the individual percentages of the class are:

                        Sunrise Equity Partners, LP: 5.94%
                        Level Counter, LLC: 5.94%
                        Nathan A. Low: 20.15%
                        Amnon Mandelbaum: 9.79%
                        Marilyn Adler: 5.94%

      The information provided under this section is based on 84,079,115 shares of common stock outstanding as of March 23, 2007 as reported by the Issuer in its Form S-1/A filed with the Securities and Exchange Commission on April 4, 2007.

      (c) Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote:

          (ii)  shared power to vote or to direct the vote:

          (iii) sole power to dispose or to direct the disposition of:

          (iv)  shared power to dispose or to direct the disposition of:

          The information in items 1, and 5 through 11 on each of the five cover pages of this Schedule 13G is hereby incorporated by reference.

Item 5.   Ownership of Five Percent or Less of a Class

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]. Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

          Not Applicable

Item 8.   Identification and Classification of Members of the Group

          Not Applicable

Item 9.   Notice of Dissolution of Group

          Not Applicable

Item 10.  Certification

          (a) Include the following certification if this statement is being filed pursuant to Rule 13d-1(c):

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             June 1, 2007
                             -------------------------------------------------
                             (Date)

                             /s/ Nathan A. Low, individually and in his
                             capacity as a manager of Level Counter, LLC,
                             the general partner of Sunrise Equity Partners, LP.

                             /s/ Amnon Mandelbaum, individually and in
                             his capacity as a manager of Level Counter, LLC, the general partner of Sunrise Equity Partners, LP

                             /s/ Marilyn Adler, individually and in
                             her capacity as a manager of Level Counter, LLC, the general partner of Sunrise Equity Partners, LP

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
           (See 18 U.S.C. 1001)